Mercedes-Benz Auto Lease Trust 2023-A
Investor Report

Collection Period Ended   31-Jul-2023

Amounts in USD

Dates

Collection Period No.	3			
Collection Period (from... to)	1-Jul-2023	31-Jul-2023		
Determination Date	11-Aug-2023			
Record Date	14-Aug-2023			
Payment Date	15-Aug-2023			
Interest Period of the Class A-1 Notes (from... to)	17-Jul-2023	15-Aug-2023	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 8/15/2023	15-Jul-2023	15-Aug-2023	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	355,000,000.00	227,734,813.14	181,711,859.90	46,022,953.24	129.642122	0.511864
Class A-2 Notes	493,000,000.00	493,000,000.00	493,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	463,100,000.00	463,100,000.00	463,100,000.00	0.00	0.000000	1.000000
Class A-4 Notes	77,900,000.00	77,900,000.00	77,900,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,389,000,000.00**	**1,261,734,813.14**	**1,215,711,859.90**	**46,022,953.24**		
Overcollateralization	193,911,701.69	193,906,683.46	193,906,683.46			
Total Securitization Value	**1,582,911,701.69**	**1,455,641,496.60**	**1,409,618,543.36**			
present value of lease payments	794,491,414.69	698,308,032.59	666,682,959.43			
present value of Base Residual Value	788,420,287.00	757,333,464.01	742,935,583.93			

	Amount	Percentage
Initial Overcollateralization Amount	193,911,701.69	12.25%
Target Overcollateralization Amount	193,906,683.46	12.25%
Current Overcollateralization Amount	193,906,683.46	12.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	46,022,953.24	129.642122
Class A-2 Notes	5.240000%	2,152,766.67	4.366667	2,152,766.67	4.366667
Class A-3 Notes	4.740000%	1,829,245.00	3.950000	1,829,245.00	3.950000
Class A-4 Notes	4.710000%	305,757.50	3.925000	305,757.50	3.925000
Total		**4,287,769.17**		**$50,310,722.41**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,503,766,116.61**	**1,376,495,911.52**	**1,330,472,958.28**

Available 2023-A Collections

Lease Payments Received	31,622,223.04
Net Sales Proceeds-early terminations (incl Defaulted Leases)	21,232,837.17
Net Sales Proceeds-scheduled terminations	10,653,568.65
Excess wear and tear included in Net Sales Proceeds	4,704.48
Excess mileage included in Net Sales Proceeds	31,297.55
Subtotal	**63,508,628.86**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	225,144.71
Total Available Collections	**63,733,773.57**

Distribution on the Exchange Note

(1) Total Servicing Fee	1,213,034.58
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (5.25%)	6,022,169.61
(3) Exchange Note Principal Distributable Amount	46,022,953.24
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	10,475,616.14
Total Distribution	**63,733,773.57**

Available Funds ABS Notes

Total Exchange Note Payments	**52,045,122.85**
Reserve Account Draw Amount	0.00
Total Available Funds	**52,045,122.85**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	4,287,769.17
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	46,022,953.24
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	1,734,400.44
Total Distribution	**52,045,122.85**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,213,034.58	1,213,034.58	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	4,287,769.17	4,287,769.17	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	2,152,766.67	2,152,766.67	0.00
thereof on Class A-3 Notes	1,829,245.00	1,829,245.00	0.00
thereof on Class A-4 Notes	305,757.50	305,757.50	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	4,287,769.17	4,287,769.17	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	46,022,953.24	46,022,953.24	0.00
Principal Distribution Amount	46,022,953.24	46,022,953.24	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,957,279.25
Reserve Fund Amount - Beginning Balance	3,957,279.25
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	13,802.51
minus Net Investment Earnings	13,802.51
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,957,279.25
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	13,802.51
Net Investment Earnings on the Exchange Note	
Collection Account	211,342.20
Investment Earnings for the Collection Period	225,144.71

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,582,911,701.69	34,991
Securitization Value beginning of Collection Period	1,455,641,496.60	32,903
Principal portion of lease payments	18,208,402.04	
Terminations- Early	16,852,938.74	
Terminations- Scheduled	8,977,636.11	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,983,976.35	
Securitization Value end of Collection Period	1,409,618,543.36	32,069

Pool Factor	89.05%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	11.25%	11.25%
Weighted Average Remaining Term (months)	28.22	26.25
Weighted Average Seasoning (months)	14.94	17.02
Aggregate Base Residual Value	998,583,831.26	917,911,856.61
Cumulative Turn-in Ratio		17.63%
Proportion of base prepayment assumption realized life to date		179.99%
Actual lifetime prepayment speed		0.85%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,404,387,420.95	31,959	99.63%
31-60 Days Delinquent	3,503,937.78	81	0.25%
61-90 Days Delinquent	1,014,066.30	19	0.07%
91-120 Days Delinquent	713,118.33	10	0.05%
Total	1,409,618,543.36	32,069	100.00%

Delinquency Trigger		**5.147%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.123%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,834,308.84	37	5,305,367.98	121
Liquidation Proceeds	1,360,822.08		5,056,145.77	
Recoveries	37,897.71		37,897.71	
Principal Net Credit Loss / (Gain)	435,589.05		211,324.50	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.365%
Prior Collection Period	0.053 %
Second Prior Collection Period	(0.113%)
Third Prior Collection Period	NA
Four Month Average	0.102%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.013%

Average Net Credit Loss / (Gain)   1,746.48

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	25,980,242.36	797	93,652,553.58	2,798
Sales Proceeds and Other Payments Received	30,410,815.39		109,797,640.38	
Residual Loss / (Gain)	(4,430,573.03)		(16,145,086.80)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(3.711)%
Prior Collection Period	(4.475%)
Second Prior Collection Period	(2.403%)
Third Prior Collection Period	NA
Four Month Average	(3.530)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (1.020)%

Average Residual Loss / (Gain)   (5,770.22)